# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BJ's Wholesale Club Holdings, Inc., CIK 0001531152
CUSIP: 05550J101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 350 campus drive, MARLBOROUGH, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001040188

## Reporting persons
- Victory Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 11,830,407; shared voting power 0; sole dispositive power 11,881,778; shared dispositive power 0; aggregate amount beneficially owned 11,881,778 (9.16% of the class)
  Comment: Originally filed this on 5/11/2026. However, only a Test File (and not a Live File) was submitted to EDGAR and therefore the filing did not go through. This was identified during the Q2 2026 review.

## Item 1. Issuer
Name of issuer: BJ's Wholesale Club Holdings, Inc.
Address of issuer's principal executive offices: 2401 Utah Avenue South Seattle, Wa 98134

## Item 2. Person Filing
Name of person filing: Victory Capital Management, Inc.
Address of principal business office or, if none, residence:
15935 La Cantera Pkwy
San Antonio, TX 78256
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,881,778
Percent of class: 9.16
Sole power to vote or to direct the vote: 11,830,407
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,881,778
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Victory Capital Management, Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Victory Capital Management, Inc.: Sean Fox, Chief Compliance Officer (07/23/2026)